APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

HOMMAGE BAKEHOUSE LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
SDCCU CHECKING	60.00
SDCCU SAVING	1.00
Total Checking/Savings	61.00
Total Current Assets	61.00
TOTAL ASSETS	**61.00**
LIABILITIES & EQUITY	
Equity	
Initial Capital	226.00
Net Income	-165.00
Total Equity	61.00
TOTAL LIABILITIES & EQUITY	**61.00**

HOMMAGE BAKEHOUSE LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Expense	
Bank Service Charges	40.00
Business Licenses and Permits	125.00
Total Expense	165.00
Net Ordinary Income	-165.00
Net Income	**-165.00**

I, Justin Gaspar, certify that:

1. The financial statements of Hommage Bakehouse LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hommage Bakehouse LLC included in this Form reflects accurately the information reported on the tax return for Hommage Bakehouse LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Justin Gaspar*

Name: Justin Gaspar

Title: Partner